Linde plc

EXHIBIT 1.01

Linde plc
Conflict Minerals Report
For The Year Ended December 31, 2019

Linde plc (together with its consolidated subsidiaries, “Linde”, “Company”, “we” or “our”) is filing this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. This CMR is also available on Linde's website at www.linde.com.
In August 2012, the Securities and Exchange Commission (“SEC”) approved final rules to implement the requirements of Section 1502 (“Conflict Minerals Provision”) of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Conflict Minerals Provision of the Dodd-Frank Act imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain “conflict minerals” which are necessary to the functionality or production of those products (“necessary conflict minerals”). Conflict minerals are generally defined under the Conflict Minerals Provision as tin, tantalum, tungsten, and gold (commonly referred to as “3TG”).
If a registrant can establish that its necessary conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively the “Covered Country(ies)”), or from recycled or scrap sources, registrants are required to submit only a Form SD which describes the reasonable country of origin inquiry (“RCOI”) completed. The term “adjoining country” is defined to include Angola, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
Further, if a registrant has reason to believe that any of the necessary conflict minerals may have originated in the Covered Countries and did not come from recycled or scrap sources, or if it is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of its conflict minerals. In this case, the registrant must also annually submit a CMR to the SEC that includes a description of those due diligence measures, unless as a result of the due diligence, the registrant determines its conflict materials did not originate in the Covered Countries or did come from recycled or scrap sources.
On April 14, 2014, the United States Court of Appeals for the District of Columbia Circuit (“D.C. Circuit Court”) issued a decision holding it unconstitutional for issuers to be required to disclose whether their products are “DRC conflict free” or not having been found to be “DRC conflict free” because it would compel speech in violation of the First Amendment. On August 18, 2015, the D.C. Circuit Court upheld its prior 2014 decision and remanded the case back to the U.S. District Court for the District of Columbia (“U.S. District Court”) for further proceedings.
In light of the D.C. Circuit Court decisions, the SEC has issued a statement that a registrant is not required to disclose their conflict minerals status. If a registrant voluntarily elects to describe any of its products as “DRC conflict free” in its CMR, it would be permitted to do so, provided it has obtained an independent private sector audit (“IPSA”).
On April 3, 2017, the U.S. District Court issued its final judgment holding the requirement to disclose whether a company’s products are “DRC conflict free” or not having been found to be “DRC conflict free” a violation of free speech under the First Amendment, thereby invalidating this disclosure portion of the rules. The U.S. District Court has remanded to the SEC to take appropriate action in furtherance of the U.S. District Court’s decision. To date, the SEC has not yet issued any definitive guidance that would modify the remaining requirements under Form SD or updated its previous statement regarding conflict mineral status.
1.Business and Product Overview
Linde is the largest industrial gas company worldwide and is a major technological innovator in the industrial gases industry. Its primary products in its industrial gases business are atmospheric gases (oxygen, nitrogen, argon, and rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, and acetylene). The Company also designs, engineers, and builds equipment that produces industrial gases primarily for internal use and offers customers a wide range of gas production and processing services such as olefin plants, natural gas plants, air separation plants, hydrogen and synthesis gas plants and other types of plants. The surface technologies segment supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders.
Linde plc was formed in connection with the business combination between Praxair, Inc. (“Praxair”) and Linde Aktiengesellschaft (“Linde AG”), which was completed effective October 31, 2018. Praxair was determined to be the accounting acquirer in the business combination. Accordingly, the historical financial statements of Praxair for the periods prior to the business combination are considered to be the historical financial statements of the Company. The results of Linde AG are included in Linde consolidated results from the date of the completion of the business combination forward.
Linde serves a diverse group of industries including healthcare, petroleum refining, manufacturing, food, beverage carbonation, fiber-optics, steel making, aerospace, chemicals, electronics and water treatment. Approximately 83% of Linde's 2019 consolidated sales are generated from industrial gases and related products in three geographic segments (Americas, EMEA, APAC), and the remaining 17% of sales are related to the Engineering segment and Other.
The Company will apply the phase-in reporting exemption with respect to Linde AG. This exemption allows an issuer that obtains control over a company which manufactures or contracts for the manufacturing of products with necessary conflict minerals that did not previously have a specialized disclosure reporting obligation for those minerals to delay reporting on the acquired company’s products until the end of the first reporting calendar year that begins no sooner than eight months after the effective date of the acquisition. Legacy Linde AG sales, which represent approximately 62% of 2019 consolidated sales, have been excluded due to the exemption for acquired businesses from RCOI due diligence.
Industrial Gases: Linde's primary industrial gases products are atmospheric gases (oxygen, nitrogen, argon, and rare gases) and process gases (carbon dioxide, helium, hydrogen, semiconductor process gases, and acetylene). There are no conflict minerals included in these products. Linde also distributes hardgoods and welding equipment purchased from independent manufacturers for resale. Resale products are not within the scope of the Conflict Minerals Provision. However, Linde sells (i) sputtering targets that are used by certain customers in the production of semiconductors which either contain or may contain tantalum, tin, tungsten and/or gold, and (ii) certain equipment related to its gases business where it has influence or control over the manufacturing or assembly process where tin and/or gold may be present in component parts used in the production of equipment. These products that either contain or may contain necessary conflict minerals represent approximately 1.3% of Linde's 2019 consolidated sales.
Other Sales: Linde’s surface technologies business supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders. Linde has determined that certain coating processes use materials that either contain or may contain tantalum, tin, tungsten and/or gold. Approximately 2.6% of consolidated Linde sales relate to the surface technologies business.
In summary, Linde has determined that approximately 3.9% of its 2019 consolidated sales relate to products that Linde manufactures or contracts to manufacture that may contain necessary conflict minerals. Sales related to Legacy Linde AG have been excluded from due diligence activities due to the exemption for acquired businesses from RCOI due diligence.
Refer to our 2019 Annual Report on Form 10-K, Part I, Item 1 Business for further details about the Company’s business.
2.Country of Origin Determination
Framework
Linde’s process has been designed to conform, in all material respects, with the framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten.
Management Systems
Conflict Minerals Policy
Linde has adopted a Conflict Materials Supply Policy. This policy is available on our website at http://www.praxair.com/our-company/corporate-responsibility/policies-and-position-statements/conflict-free-materials-policy.
Internal Team

Linde established an internal management team comprised of executive level and business unit representation. The executive members of the team are responsible for the oversight of the conflict minerals compliance strategy. The business unit representatives are responsible for implementing, improving and maintaining Linde's conflict minerals compliance strategy which is led by a senior manager within our procurement organization.
Control Systems
Due to the complexities of the supply chain, Linde must rely on sourcing information provided by its suppliers. To validate this sourcing information, the Company reviews the smelters, if any, against the smelter list maintained by the Responsible Minerals Initiative (“RMI”). Linde's Code of Business Integrity policy outlines expected behaviors for all directors, officers, employees and representatives of the Company; and its Supplier Expectations statement sets forth Linde’s expectations of its suppliers. Linde expects its business dealings with suppliers and contractors to be based on fairness, honesty, lawfulness, safety, environmental stewardship and social consciousness, including respect for human rights. New suppliers are subjected to a supplier qualification process.
Supplier Engagement
Linde contacted suppliers whose products we purchase which may contain 3TG. These suppliers were notified that Linde is subject to Section 1502 of the Dodd-Frank Act, and that we expect their cooperation in our RCOI process.
Grievance Mechanism
The Company’s external website allows both internal and external parties to report suspected violations of Company policies, anonymously if desired.
Maintain Records
Linde retains conflict minerals program documentation which complies with the OECD framework.
Carry Out Independent Third Party Audit of Smelters and Refiners Due Diligence Practices
We do not perform or direct audits of smelters and refiners that process 3TG within our supply chain. However, we utilize audits of smelters and refiners through the Responsible Minerals Assurance Process (“RMAP”) developed by the RMI which uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.
Identify, Assess and Respond to Risks in the Supply Chain
Linde's first step in the RCOI process was to review its worldwide purchases to identify product lines where necessary conflict minerals may be used. Consistent with prior years and after analyzing various approaches, Linde decided to use a “parts-centric approach” to identify products that may contain necessary conflict minerals by reference to product bills of material or engineering specifications, and by engaging internal business experts. By taking this approach, we were able to target specific suppliers for further inquiry.
The Company determined the country of origin of its purchased necessary conflict minerals by conducting supply-chain surveys with suppliers we identified primarily using the Responsible Business Alliance (“RBA”) Conflict Minerals Reporting Template (CMRT) as a guide. This template facilitates disclosure and communication of information regarding smelters that provide material to our suppliers and includes questions regarding the origin of conflict minerals included in their products sold to Linde, as well as supplier due diligence. We use a third party system to facilitate the collection and tracking of CMRTs.
Supplier Surveys
For the sputtering target and surface technologies businesses, Linde sent surveys to 106 suppliers, which we determined may have supplied necessary conflict minerals. A total of 86 suppliers responded to the surveys. The responses were reviewed for various items including inconsistencies within the data reported (“red flags”). The Company had follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation. For suppliers that provided smelter information, the names were cross-referenced against the list of smelters in the RMAP.

Equipment sales supporting our gases business, although small, is the other area where Linde believes products may contain 3TG. In 2019, equipment sales represented approximately 0.5% of Linde's consolidated sales. This equipment consists of various components and subsystems that are generally assembled by contractors local to the receiving region. These regional suppliers adhere to our specifications; however, due to the complexity and turnover of their supplier base it is more difficult to trace every component to a specific smelter. We are much further removed from smelters in this supply chain than in our sputtering target and surface technologies businesses, and, many of these suppliers are not subject to the SEC’s conflict minerals reporting requirements. Therefore, to address this complex area we have identified our key components and subsystems for equipment we sell that may contain 3TG and requested our global preferred suppliers to complete the Conflict Minerals Reporting Template for the products which they supply. We sent surveys to 29 suppliers and 25 suppliers responded to the surveys, the responses were reviewed for various items including red flags. The Company had follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation. For suppliers that provided smelter information, the names were cross referenced against the list of smelters in the Conflict Free Smelter Program. We also conducted follow ups to request responses from those suppliers that did not respond to our initial request.
3.Due Diligence
From the RCOI process, several suppliers were identified that may have provided 3TG sourced from mines within the Covered Countries. A small number of these suppliers included an identification of the specific smelters or refiners or indicated that the supplier sources 3TG product from the Covered Countries; these suppliers were unable to specify with certainty whether the 3TG supplied to Linde came from mines within the Covered Countries. Also, many of our suppliers that identified the names of smelters/refiners and country of origin information did so only on an entity-wide basis without distinguishing between 3TG purchased for products supplied to Linde. For the above reasons, we are unable to determine with certainty whether the 3TG in products that we purchased during 2019 are sourced from any Covered Country.
4.Continual Improvement Efforts
During 2019 we have made the following enhancements in our conflict minerals processes:

a)	Linde enhanced its documentation of the scoping and identification of products which may contain 3TGs. We conducted surveys and performed appropriate review and follow ups with these suppliers.
During 2020 we will continue our due diligence to further mitigate risk that necessary conflict minerals in our products could benefit armed groups in the Covered Countries. These efforts include the following steps:

a)	Linde is continuously enhancing its processes to more fully and completely document its RCOI procedures. Increased documentation will enhance consistency of the process in future periods.

b)
We will continue to expand our scoping and documentation of products containing 3TGs. Enhanced scoping, particularly related to our sales of equipment, will allow us to better target 3TG suppliers for RCOI procedures. Additionally, during 2020, the Linde AG business is expected to be included within the scope of Linde’s existing RCOI due diligence process.

5.Independent Audit
Linde is not required to obtain an IPSA of this CMR for 2019.